SEC 1745 (02-02)	POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

OMB APPROVAL
OMB NUMBER: 3235-0145
EXPIRES: DECEMBER 31, 2005
ESTIMATED AVERAGE BURDEN HOURS PER RESPONSE. . . 11

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 7)*

Medwave, Inc.

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

585081 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 585081 10 2		SCHEDULE 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. David B. Johnson I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 151,797(1)

	6.	Shared Voting Power 553,261(2)

	7.	Sole Dispositive Power 151,797(1)

	8.	Shared Dispositive Power 553,261(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 9.6%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 30,000 units (consisting of 30,000 shares and warrantes to purchase 30,000 shares).

(2) Includes 278,861 shares owned by Betty L. Johnson, wife of David B. Johnson; 7,800, 8,000, and 4,600 shares owned respectively by each of Todd, Molly and Joel Johnson, children of David B. Johnson; and 214,000 shares and 20,000 units (consisting of 20,000 shares and warrants to purchase 20,000 shares) owned by a foundation controlled by David B. Johnson.

CUSIP No. 585081 10 2		SCHEDULE 13G	Page 3 of 6 Pages

1.	Names of Reporting Persons. Betty L. Johnson I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 278,861

	6.	Shared Voting Power 426,197(3)

	7.	Sole Dispositive Power 278,861

	8.	Shared Dispositive Power 426,197(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,058

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 9.6%

12.	Type of Reporting Person (See Instructions) IN

(3) Includes 91,797 shares and 30,000 units (consisting of 30,000 shares and warrants to purchase 30,000 shares) owned by David B. Johnson, husband of Betty L. Johnson; 7,800, 8,000 and 4,600 shares owned respectively by each Todd, Molly and Joel Johnson, children of Betty L. Johnson, and 214,000 shares and 20,000 units (consisting of 20,000 shares and warrants to purchase 20,000 shares) owned by a foundation controlled by David B. Johnson.

CUSIP No. 585081 10 2		Page 4 of 6 Pages

Item 1.
	(a)	Name of Issuer: Medwave, Inc.
	(b)	Address of Issuer's Principal Executive Offices: 4382 Round Lake Road West, Suite 6, Arden Hills, Minnesota 55112

Item 2.
	(a)	Name of Person Filing: See Item 1 on Cover Page
	(b)	Address of Principal Business Office or, if none, Residence: c/o Miller Johnson Steichen Kinnard, Inc., 1400 Kinnard Financial Center, 920 2nd Avenue South, Minneapolis, Minnesota 55402
	(c)	Citizenship: See Item 4 on Cover Page
	(d)	Title of Class of Securities: Common Stock, no par value, and units comprised of one share of common stock and a warrant to purchase one share of common stock
	(e)	CUSIP Number See Cover Page

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act.
(b) Bank as defined in Section 3(a)(6) of the Act.
(c) Insurance Company as defined in Section 3(a)(19) of the Act.
(d) Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e) Investment Advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
(f) Employee Benefit Plan or Endowment Fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note: See Item 7).
(h) Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 585081 10 2	Page 5 of 6 Pages

Item 4.	Ownership:
(a) Amount beneficially owned: See Item 9 on Cover Page

(b) Percent of class: See Item 11 on Cover Page

(c) The Reporting Person has the power to vote or dispose of the shares as follows:

(i) Sole power to vote or to direct the vote: See Item 5 on Cover Page
(ii) Shared power to vote or direct the vote: See Item 6 on Cover Page
(iii) Sole power to dispose or direct the disposition: See Item 7 on Cover Page
(iv) Shared power to dispose or direct the disposition: See Item 8 on Cover Page

Item 5.	Ownership of Five Percent or less of a Class:
Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary shich Acquired the Security Reported on by the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
See Exhibit A indicating the members of the group. See Exhibit B indicating the agreement of the group that this Schedule 13G Amendment is filed on their behalf.

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 585081 10 2	Page 6 of 6 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003 /s/ David B. Johnson David B. Johnson	Date: February 14, 2003 /s/ Betty L. Johnson Betty L. Johnson

CUSIP No. 585081 10 2	Page A-1
EXHIBIT A The following list identifies each member of the group filing this Schedule 13G amendment. 1. David B. Johnson 2. Betty L. Johnson EXHIBIT B (see next page for exhibit)

CUSIP No. 585081 10 2	Page B-1

 EXHIBIT B

AGREEMENT

      This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock and Warrants to purchase Common Stock of Medwave, Inc. is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2003 /s/ David B. Johnson David B. Johnson	/s/ Betty L. Johnson Betty L. Johnson